MAN INVESTMENTS (USA) CORP. LETTERHEAD

March 19, 2010

Ms. Cicely LaMothe
   Branch Chief
Division of Corporation Finance
United States Securities and
    Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Re:           Man-AHL 130, LLC
Form 10-K for the fiscal year ended March 31, 2009
Form 10-Q for the period ended December 31, 2010

Dear Ms. LaMothe:

We thank the Staff for its letter of February 26, 2010 commenting on the above referenced Form 10-K and Form 10-Q.  For your convenience, we have repeated the Staff's comments below together with our response on behalf of the Registrant.  Accompanying this letter is Amendment No. 1 to Registrant's Form 10-K for the year ended March 31, 2009.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2009

Exhibit 13.01 Financial Statements and Notes: Report of Independent Registered Public Accounting Firm

1.	The audit report does not indicate the city and state where issued as required by Article 2-02 of Regulation S-X. Please revise accordingly.

We have done so.

Note 2 – Significant Accounting Policies, Page 9: Investment in Man-Glenwood Lexington, LLC and Man-Glenwood Lexington TEI, LLC

2.	Tell us how you considered the guidance in Rule 8-03(b)(3) of Regulation S-X.

Registrant's investments in Man-Glenwood Lexington, LLC and Man-Glenwood Lexington TEI, LLC are passive, non-controlling investments in investment companies registered under the Investment Company Act of 1940, not equity investments in operating companies, and is a component of Registrant's overall investment and trading program as described in the Prospectus included in Registrant's Registration Statement on Form S-1 (Reg. No. 333-126172) and the Post-

Effective Amendments thereto.  Man AHL-130 LLC discloses all items of income and expense related to these investments on Man AHL 130's Statements of Operations and in Notes to Financial Statements.  Additional information related to Man-Glenwood Lexington, LLC and Man-Glenwood Lexington TEI, LLC is publicly available for any investor wanting such information, but such additional information is of no particular value in analyzing the health or prospects of Registrant as Man-Glenwood Lexington, LLC and Man-Glenwood Lexington TEI, LLC are (collectively) a speculative investment vehicle, as is Registrant, and the inclusion of additional financial information about Glenwood Lexington, LLC and Man-Glenwood Lexington TEI, LLC would thus be superfluous to an analysis of Registrant's financial statements and possibly confusing.

Additionally, Registrant, which operates as an investment vehicle, follows the measurement principles of the AICPA Investment Companies Audit Guide and carries its investments in Man-Glenwood Lexington, LLC and Man-Glenwood Lexington TEI, LLC, at net asset value, which approximates fair value.  As stated by FASB ASC Codification 810-10-15-12, which addresses consolidation of variable interest entities, investments accounted for at fair value in accordance with the specialized guidance of FASB ASC Codification 946 (Investment Companies) are not subject to consolidation according to the requirements of FASB ASC Codification 810.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2009

Financial Statements and Notes: Schedule of Investments

3.	Tell us how you complied with paragraph 946-210-50-6 of the FASB Accounting Standards Codification in determining whether to present the Condensed Schedule of Investments for each quarter end.

Registrant read and applied the guidance in Regulation S-X, Section 210.10-01 Interim Financial Statements, which states “Detailed schedules otherwise required by this Regulation may be omitted for purposes of preparing interim financial statements.”  Registrant consulted FASB ASC Codification 946-210-50 which indicates that the condensed schedule of investments should be included but does not speak directly on whether the reference period is as of audit date or for all reporting periods.  As the filing requirements of Registrant fall under the 1934 Act, Registrant followed Regulation S-X for this interim period due to the appearance of conflicting guidance.  Registrant also considered that a condensed schedule of investments had been included in the annual 10-K filing and that there were no material changes to the condensed schedule of investments for the interim period that would have necessitated the presentation of such a schedule in the interim filing.

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If the Staff has any questions or would like any further information, please do not hesitate to call the undersigned at 312-881-6811.  Please note, as stated in the notes accompanying Registrant's financial statements included in Registrant's Quarterly Report on Form 10-Q for the period ended December 31, 2009, Man Investments (USA) Corp. intends to cease Registrant's operations effective March 31, 2010.  A Form 15 will be filed.

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In connection with this filing, Registrant acknowledges the following:

1.      Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

2.      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.      the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alicia B. Derrah

Alicia B. Derrah Chief Financial Officer Man Investments (USA) Corp, managing member Man-AHL 130, LLC